Exhibit 21.1

Subsidiaries

Name	State of Incorporation/Formation

Extracting Point, LLC	Nevada
Generation Alpha Brands, Inc.	Nevada
GrowPro Solutions, Inc.	Nevada
Solis Tek East, Corporation	New Jersey
Solis Tek, Inc.	California
Trilogy Dispensaries, Inc.	Nevada
YLK Partners NV, LLC	Nevada
Zelda Horticulture, Inc.	California